[Chapman and Cutler LLP Letterhead]

May 23, 2024

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust
File Nos. 333-146827; 811-22135

Dear Ms. Browning

This letter responds to your comments, provided by telephone, regarding the registration statements filed on Form N-1A for Innovator ETFs Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on May 17, 2024 (each, a “Registration Statement” and collectively, the “Registration Statements”). The Registration Statements relate to the Innovator U.S. Small Cap Power Buffer ETF – June and Innovator Growth-100 Power Buffer ETF – June (each, a “Fund” and collectively, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the applicable Registration Statement.

Comment 1 – General

The staff of the Commission (the “Staff”) reminds the Funds that any amendment to the Registration Statement for which a Fund will seek acceleration be granted by the Staff be filed on Form N-1A pursuant to Rule 485(a).

Response to Comment 1

The Funds confirm that future amendments to the Registration Statement that seek that acceleration be granted by the Staff will be filed on Form N-1A pursuant to Rule 485(a).

Comment 2 – General

The Staff notes the edits the Funds made in response to Comment 7 in the Fund’s prior comment letter filed with the Commission on or about May 15, 2024. The Staff believes the revisions implemented by the Funds do not adequately address the Staff’s comment. Accordingly, the Staff requests the Funds revise the disclosure to more accurately contemplate the potential negative consequences of an investor holding shares of a Fund after the end of the outcome period or through multiple outcome periods.

Response to Comment 2

The disclosure has been revised in accordance with the Staff’s comment.

Comment 3 – General

The Staff notes that the powers of attorney filed with the Registration Statements were executed in 2017 and are, in the Staff’s view, otherwise deficient under Rule 483(b) under the Securities Act of 1933 (the “1933 Act”). Specifically, Rule 483(b) provides that a power of attorney filed with the Commission “shall relate to a specific filing, an amendment thereto, or a related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the [1933] Act.” The Staff requests the Trust revise its powers of attorney to comply with Rule 483(b).

Response to Comment 3

The Trust has revised its powers of attorney in accordance with the Staff’s comment.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren